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June 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Sonia Bednarowski

John Dana Brown

Ben Phippen

John Spitz

Re:	Fidelis Insurance Holdings Limited

Amendment No. 3 to the Registration Statement on Form F-1

Filed June 20, 2023

File No. 333-271270

Ladies and Gentlemen:

On behalf of Fidelis Insurance Holdings Limited (“FIHL” or the “Company”), we are submitting this letter and the following information in response to the letter, dated June 22, 2023, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on June 20, 2023. The Company is also filing via EDGAR Amendment No. 4 to the Registration Statement (the “Amendment No. 4”).

Except for the page references contained in the comments of the Staff, references to page numbers below pertain to the page numbers in the Amendment No. 4. Capitalized terms used herein without definition have the meanings ascribed to them in the Amendment No. 4.

Use of Proceeds, page 92

Comment: We note your disclosure that “[a]n increase in the offering price above the midpoint of the estimated offering price range set forth on the cover page of this prospectus will result in [you] selling fewer Common Shares such that [y]our gross proceeds will not exceed $100.0 million.” Please tell us how this offering term is consistent with the requirement of Item 501(b)(2) of Regulation S-K to disclose the amount of securities offered. In addition, such disclosure does not appear to be customary. If you believe it is, please advise and provide examples. Also tell us where these arrangements or understandings, for decreasing or increasing the number of shares to be sold if you price above or below the midpoint, are written, or advise. We do not see this in the underwriting agreement. Disclose the formula for determining how many shares will be sold depending on how far above or below the midpoint you actually price.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Willkie Farr & Gallagher (UK) LLP is a limited liability partnership formed under the laws of the State of Delaware, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 565650.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, the Company has registered 17,000,000 Common Shares for the proposed offering. The Company believes that, by including the number of securities to be offered on the cover page of the Registration Statement, it has complied with Item 501(b)(2) of Regulation S-K.

In addition, the Company respectfully advises the Staff that, consistent with the instruction to paragraph (a) of Rule 430A under the Securities Act, any increase or decrease in the volume of securities offered or change in the bona fide estimate of the maximum offering price range from that indicated in the form of prospectus filed as part of a Registration Statement that is declared effective may be disclosed in the form of prospectus filed pursuant to Rule 424(b) under the Securities Act so long as the increase or decrease in the volume or change in the price range would not materially change the disclosure contained in the Registration Statement at effectiveness. In the case of this offering, the Company intends to sell fewer Common Shares if the offering price is above the midpoint of the price range, or more Common Shares if the offering price is below the midpoint of the price range, such that its gross proceeds will be approximately, but will not exceed, $100.0 million, which is the maximum amount that the Company’s Board of Directors approved in connection with the proposed offering. The Company notes that any such change in the volume of securities offered or change in the bona fide estimate of the maximum offering price range will either be consistent with the instruction to paragraph (a) of Rule 430A or the Company will file a pre-effective amendment to the Registration Statement. Additionally, to the extent that the Company offers more Common Shares if the offering price is below the midpoint of the price range it will file an immediately effective registration statement in accordance with Rule 462(b).

The Company has revised the disclosure on pages 24, 92, 94 and 95 in the Registration Statement to clarify that the number of Common Shares to be sold is subject to the final offering price and the Company has provided a sensitivity analysis to illustrate the number of Common Shares that would be offered at certain potential prices above and below the midpoint of the price range.

The Company further respectfully advises the Staff that the form of underwriting agreement attached as an exhibit to the Registration Statement does not yet include the number of Common Shares to be sold in the proposed offering, but such number, once agreed per the above gross proceeds limit, will be included in the executed underwriting agreement that will be signed upon pricing. The final number of Common Shares to be sold by the Company will be included in the prospectus filed pursuant to Rule 424.

Exhibit Index, page II-4

Comment: Please revise the legend to your Exhibit Index to clearly identify which exhibits contain redactions pursuant to Item 601(b)(10)(iv) of Regulation S-K by using a unique symbol to identify such exhibits. In this regard, we note your disclosure that “**” indicates both exhibits with schedules that have been omitted pursuant to Item 601(a)(5) of Regulation S-K and exhibits with portions that have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. In addition, please revise each exhibit that has redactions to include a prominent statement on the first page of the exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential, and add brackets indicating where the information has been omitted from the filed version of the exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has updated the Exhibit Index on page II-4 to clarify that exhibits bearing the “**” key have only their respective schedules omitted pursuant to Item 601(a)(5) of Regulation S-K and do not include any redactions of information that the Company treats as private or confidential pursuant to Item 601(b)(10)(iv) of Regulation S-K.

The Company has further updated the key to clarify that Exhibit 10.16 (the Cooperation Agreement) is the only agreement that has both its schedules omitted pursuant to Item 601(a)(5) of Regulation S-K, as well as includes redactions of information that the Company treats as private or confidential pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company respectfully advises that is has inserted a more prominent statement on the first page of Exhibit 10.16 that certain identified information has been excluded because it is not material and is the type of information that the Company treats as private or confidential, and such omissions are indicated by “[***]” in the agreement itself.

Please do not hesitate to call Joseph Ferraro at 011-44 203 580 4707 or Jennifer Tait at 011 -44 203 580 4729 with any questions or comments.

Very truly yours,

/s/ Joseph Ferraro

Joseph Ferraro

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